Exhibit d-4

UNITED STATES BANKRUPTCY COURT
FOR THE EASTERN DISTRICT OF LOUISIANA

Chapter 11 Case No. 05- 17697 - B
In re ENTERGY NEW ORLEANS, INC., Debtor.	) ) ) ) ) ) )

ORDER GRANTING MOTION FOR A SECOND INTERIM ORDER THAT INCREASES THE MAXIMUM LIMIT ON THE DEBTOR'S INTERIM POSTPETITION FINANCING, PURSUANT TO 11 U.S.C.  105(A), 361, 364(C) AND 364(D), PENDING THE PREVIOUSLY SCHEDULED FINAL HEARING ON THE FINANCING MOTION

Upon the motion (the "Second Interim Motion," docket no. 101) dated October 11, 2005, of Entergy New Orleans, Inc., the debtor and debtor-in-possession (the "Borrower or the Debtor") in the above-captioned case (the "Chapter 11 Case"), pursuant to sections 105, 361, 362, 363(c)(2), 364(c)(1), 364(c)(2), 364(c)(3), 364(d)(1) and 364(e) of title 11 of the United States Code (the "Bankruptcy Code"), and Rules 2002, 4001 and 9014 of the Federal Rules of Bankruptcy Procedure (the "Bankruptcy Rules"), seeking, the relief set forth in the Second Interim Motion; and

Considering the entry by this Court on September 26, 2005, of the Interim Order (I) Authorizing Debtor to Obtain Post-Petition Financing Pursuant to 11 U.S.C.  105, 361, 362, 364(c)(1), 364(c)(2), 364(c)(3), 364(d)(1) and 364(e), (II) Granting Adequate Protection to Pre-Petition Secured Parties Pursuant to 11 U.S.C.  361, 362, 363 and 364 and (III) Scheduling Final Hearing Pursuant to Bankruptcy Rules 2002, 4001 and 9014 (the "First Interim Order," docket no. 22); and

Considering the record made by the Debtor at the hearing held on the Second Interim Motion and after due deliberation and consideration and sufficient cause appearing therefore;

IT IS HEREBY FOUND, ORDERED AND ADJUDGED that:

    For purposes of this Order (the "Second Interim Order"), all terms defined in the First Interim Order shall have the same meaning herein, unless otherwise indicated.
    This Court has core jurisdiction over the Chapter 11 Case, this Motion, and the parties and property affected hereby pursuant to 28 U.S.C.  157(b) and 1334. Venue is proper before this Court pursuant to 28 U.S.C.  1408 and 1409.
    The notice given by the Debtor of the Motion and the hearing on the Second Interim Motion complies with Bankruptcy Rules 4001(b) and (c).
    Good cause has been shown for the entry of this Interim Order.
    The Debtor has an immediate need for an increase in the maximum interim borrowing amount (the "Interim Borrowing Limit") set forth in the First Interim Order from $100 million to $200 million (together with the Interim Borrowing Limit, the "Financing").
    Paragraph 4(a) of the First Interim Order is hereby amended to provide as follows:

"The Debtor is hereby authorized to enter into the DIP Agreement. The Borrower is hereby authorized on an interim basis to borrow money pursuant to the DIP Agreement, up to an aggregate principal or face amount of $200,000,000 (plus interest and other expenses provided for in the DIP Agreement), subject to the discretion of the DIP Lender, until entry of the Final Order with respect to the Motion and thereafter in such amounts as may be permitted by such Final Order, all in accordance with the terms of this Order or any amendment to this Order and the DIP Agreement, which shall be used for all purposes permitted under the DIP Agreement."
    All other findings, provisions, and conditions of the First Interim Order to the extent not inconsistent herewith, are adopted herein as if repeated in full and shall remain effective until further order of this Court.

Dated: October 26, 2005	/s/ Jerry A. Brown UNITED STATES BANKRUPTCY JUDGE